CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
MONTHLY REPORT - SEPTEMBER 2011

STATEMENT OF CHANGES IN NET ASSET VALUE

Net Asset Value (485,690.856) units on August 31, 2011	$1,292,856,223
Addition of 0.000 units on September 30, 2011	0
Redemption of (40,388.957) units on September 30, 2011	(101,249,855)
Offering Cost	(287,107)
Net Income (Loss) - September 2011	(75,003,558)

Net Asset Value (445,301.899) units on September 30, 2011	$1,116,315,703

Net Asset Value per Unit at September 30, 2011	$2,506.87

STATEMENT OF INCOME (LOSS)

Income:
Gains (losses) on futures contracts:
Realized	$(25,249,199)
Change in unrealized	19,007,542

Gains (losses) on forward and options on forward contracts:
Realized	(15,650,305)
Change in unrealized	(45,557,829)
Net Investment Income (Loss)	148,438
67,301,353

Expenses:
Brokerage fee	7,597,815
Performance fee	0
Operating expenses	104,390
7,702,205
Net Income (Loss) - September 2011	$(75,003,558)

FUND STATISTICS

Net Asset Value per Unit at September 30, 2011	$2,506.87

Net Asset Value per Unit at August 31, 2011	$2,661.89

Unit Value Monthly Gain (Loss) %	(5.82)%

Fund 2011 calendar YTD Gain (Loss) %	(3.98)%

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ Theresa D. Becks
Theresa D. Becks
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P.

Prepared without audit

Dear Investor,

The markets were in risk aversion mode this month as the pressure of implementing fiscal austerity in the Eurozone continued. Negative sentiment in macroeconomic growth stoked fears of recessions and overwhelmed some tentative signs of optimism.

The Fund was able to benefit from the flight out of risky assets as bond prices pushed higher. Equity Indices also yielded gains in the Fund, primarily from short positions in Europe and Asia as stocks globally finished lower. These gains were not enough to offset losses experienced in the other sectors.

Risk assets struggled during the month, and the recipient of the need for perceived safety was the U.S. Dollar which was up nearly 6% for the month.  The Fund, having been positioned with the prevailing trend of a weaker U.S. Dollar, recorded its largest losses in the Foreign Exchange sector as a result of the Greenback’s rally. The Fund’s models adjusted positioning in response to the dramatic move; however, the losses in this sector were difficult to offset.

Commodities amplified the theme of bearish global macroeconomic conditions resulting in overall losses in the sector for the Fund. Precious metals reversed significantly, with nearly a 28% decline in silver and 11% in gold, perhaps implying deflation is on the horizon. Base metal positions helped dampen losses from energy trading, despite some well positioned shorts during the month.

Uncertainty continues to plague the market which can prove challenging for a portfolio that has trend-following at its core. The Fund’s more nimble strategies helped dampen losses on these significant price reversals proving that diversification across all dimensions, including time horizon, is critical in any market condition.

As you know, we have reached the final stage of our succession plan for my retirement following 20 years with Campbell.  I am proud of our history as a firm and I humbly pass the baton to my successor, Steve Roussin.  I look forward to watching the new generation of Campbell’s management team lead us to even greater success in the future.  Thank you for the pleasure of working with all of you.

Please do not hesitate to call us if you have any questions.

Sincerely,

Terri Becks
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P